Exhibit (a)(5)(C)

SUPERVALU INC. Announces Final Results

of Offer to Purchase

7.25% Hybrid Income Term Security Units

MINNEAPOLIS, November 21, 2006—SUPERVALU INC. (NYSE: SVU) announced today the final results of its offer (the “Offer”) to purchase any and all outstanding 7.25% Hybrid Income Term Security Units held in the form of Corporate Units (the “Corporate Units”) of its wholly owned subsidiary, New Albertson’s, Inc., at a purchase price in cash of $25.22 per Corporate Unit. The Offer expired at 12:00 midnight, New York City time, on November 20, 2006.

Based on the final tabulation by U.S. Bank Trust National Association, the Tender Agent for the Offer, 34,783,232 Corporate Units, or approximately 75.7% of the 45,970,800 issued and outstanding Corporate Units, were validly tendered and not validly withdrawn in the Offer. In accordance with the terms of the Offer, SUPERVALU has accepted for purchase all such validly tendered Corporate Units and plans to pay an aggregate of approximately $877.2 million in cash to tendering holders. The purchase price for the accepted Corporate Units will be delivered promptly to tendering holders by the Tender Agent.

Merrill Lynch & Co., Banc of America Securities LLC and Credit Suisse Securities (USA) LLC acted as Dealer Managers for the Offer. Innisfree M&A Incorporated acted as the Information Agent for the Offer.

About SUPERVALU INC.

SUPERVALU INC. is one of the largest companies in the United States grocery channel with annual sales approaching $40 billion. SUPERVALU holds leading market share positions across the U.S. with its approximately 2,500 retail grocery locations. Through SUPERVALU’s nationwide supply chain network, the company provides distribution and related logistics support services to more than 5,000 grocery endpoints across the country. SUPERVALU currently has approximately 200,000 employees.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

Except for the historical and factual information contained herein, the matters set forth in this news release, including statements identified by words such as “estimates,” “expects,” “projects,” “plans” and similar expressions, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the recently completed acquisition of certain assets and operations of Albertson’s, Inc. cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in SUPERVALU’s reports filed with the Securities and Exchange Commission.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:	SUPERVALU INC.

Yolanda Scharton, 952-828-4540

Vice President, Investor Relations

Fax: 952-828-4838

yolanda.m.scharton@Supervalu.com

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